UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56807 / November 16, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12821

In the Matter of **SOLV-EX CORPORATION,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Solv-Ex Corporation ("Solv-Ex" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings instituted against Respondent on September 24, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

A.   Solv-Ex, a New Mexico corporation with its principal place of business in Albuquerque, New Mexico, operated a research and development company in the field of oil and mineral extraction and processing until it ceased operations. Solv-Ex has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Solv-Ex's common stock traded on the Nasdaq Small Cap Market until Nasdaq delisted the stock on September 16, 1997. It is currently quoted on the "Pink Sheets" disseminated by Pink Sheets LLC.

B.   Solv-Ex has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that it has not filed an annual report on Form 10-K since September 30, 1996, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal period ending March 31, 1999.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary